UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

November 8, 2022

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In the Matter of

Magfast LLC
1 Grandview Avenue
Cornwall on Hudson, NY 12520
Attn: Seymour Segnit

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11797

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       Magfast LLC filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on November 8, 2022.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief